UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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17009360

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2017
Washington DC
414

SEC FILE NUMBER
8-69575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Nova Capital Solutions, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 SE 15th Street Apt. 305
(No. And Street)

Ft. Lauderdale	FL	33316
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Krista Kersey 561-483-6335
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Krista Kersey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nova Capital Solutions, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Notary Public

Signature
Known personally to me

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member
of Nova Capital Solutions, LLC

We have audited the accompanying financial statements of Nova Capital Solutions, LLC (a New York corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in shareholders' equity, changes in liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Nova Capital Solutions, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Nova Capital Solutions, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Nova Capital Solutions, LLC's financial statements. The supplemental information is the responsibility of Nova Capital Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

Nova Capital Solutions, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	15,603
Prepaid Expenses		1,364
Total current assets		16,967
Total assets	$	16,967

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		1,304
Total current liabilties		1,304
Total liabilities		1,304
Members' equity:		15,663
Total liabilities and members' equity	$	16,967

See accompanying notes to financial statements

Nova Capital Solutions, LLC
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Income		-
Total revenues		-
Expenses:		
Regulatory fees and expenses		3,459
Professional fees		3,475
Office expenses		740
Rent and Telephone		2,460
Communication Expenses		1,157
Travel and Entertainment		6,970
Miscellaneous Costs		3,873
Total expenses		22,134
Net Loss	$	(22,134)

See accompanying notes to financial statements

Nova Capital Solutions, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, December 31, 2015	$	25,297
Contributions		12,500
Net Loss		(22,134)
Balance, December 31, 2016	$	15,663

See accompanying notes to financial statements

Nova Capital Solutions, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net Income (Loss)	$	(22,134)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid Expenses		(1,364)
Increase (decrease) in:		
Accounts payable and accrued expenses		1,304
Net cash used in operating activities		(22,194)
Cash used for Financing		
Capital Contirbutions		12,500
Cash, beginning of year		25,297
Cash, end of year	$	15,603

Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes		-

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Nova Capital Solutions LLC.(the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a Florida Limited Liability Corporation. The Company has adopted December 31 as its year end.

Nova Capital Solutions has been formed to provide private placement services to middle market companies and has designed structured programs for arranging financings and effecting M&A transactions. Nova Capital Solutions expects that 70%-80% of its business will be related to arranging financings. with the remaining 20%-30% related to arranging financings.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

The company has no property or equipment yet. The main office is in the CEO's residence. The accounting treatment for property and equipment will be stated at cost less accumulated depreciation. Depreciation and amortization will be provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation expense amounted to $0 for the year ended December 31, 2016.

Revenue Recognition

The Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. The Company has not earned any fees during the audit period.

The Company's financial statements are prepared using the accrual method of accounting.

Revenues in 2016 were not concentrated with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Nova Capital was organized on October 9, 2014 as a limited liability company. The Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his/her distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2016.

NOTE 3 – RELATED PARTY TRANSACTIONS

There were no related party transactions during the audit year.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $ 14,299 which was $9,299 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was ..0912 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Balances have not exceed federally insured limits of $ 250,000 during the fiscal year ended December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Nova Capital was organized on October 9, 2014 as a limited liability company. The Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his/her distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2016.

NOTE 3 – RELATED PARTY TRANSACTIONS

There were no related party transactions during the audit year.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $ 14,299 which was $9,299 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was ..0912 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Balances have not exceed federally insured limits of $ 250,000 during the fiscal year ended December 31, 2016.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 24, 2017, the date the financial statements were available to be issued. There are no reportable subsequent events.

Nova Capital Solutions, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net capital computation:

Total Stockholders' Equity	$	15,663
Deductions on non-allowable assets		
Non-allowable assets:		
Prepaid Expenses		1,364
Total non-allowable assets		1,364
Net capital		14,299
Required Minimum Net Capital		5,000
Excess Net Capital	$	9,299

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	1,304
Ratio of aggregate indebtedness to net capital	.912 to 1	

Reconciliation:

Net capital, per unaudited December 31, 2016 FOCUS report, as filed	$	14,299
Net audit adjustments		-
Net capital, per December 31, 2016 audited report, as filed	$	14,299

SUPPLEMENTARY INFORMATION

Nova Capital Solutions LLC .is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) ie., all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

NOVA
CAPITAL SOLUTIONS

February 7, 2017

RSGNC&S
Certified Public Accountants PLLC
97 Froehlich Farm Blvd.
New York, NY 11797

Exemption Report

RE: Nova Capital Solutions, LLC Year-end 2016 Certified Audit

Nova Capital Solutions, LLC is operating under the k2-i exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". Nova Capital does not have a retail business and does not sell securities or take in any customer funds. Therefore to our best knowledge and belief, we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Sincerely,

Krista Kersey
President & CEO

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Nova Capital Solutions, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Nova Capital Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nova Capital Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Nova Capital Solutions, LLC stated that Nova Capital Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Nova Capital Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nova Capital Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 24, 2017

NOVA CAPITAL SOLUTIONS, LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2016

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